

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Christina M. Ibrahim
Executive Vice President, General Counsel, Chief Compliance Officer
Weatherford International plc, for Weatherford International, LLC
2000 St. James Place
Houston, TX 77056

> **Re: Weatherford International, LLC**
> **Registration Statement on Form S-4**
> **Filed December 14, 2018**
> **File No. 333-228815**

Dear Ms. Ibrahim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources